Exhibit 99.1
Management’s
Discussion and Analysis
Basis of Presentation
The following management's discussion and analysis (“MD&A”) was prepared as of May 15, 2025 and is a review of the results of operations and the financial condition of South Bow Corporation and its subsidiaries (collectively, “South Bow” or the “Company”). This MD&A should be read in conjunction with the accompanying unaudited consolidated interim financial statements of South Bow as at and for the three months ended March 31, 2025 and notes thereto (“accompanying financial statements”) as well as the annual audited consolidated financial statements of South Bow as at and for the years ended December 31, 2024 and 2023 and notes thereto (“annual financial statements”) and the accompanying MD&A for the year ended December 31, 2024, each of which are available on South Bow’s website at www.southbow.com, under South Bow’s profile on SEDAR+ at www.sedarplus.ca, and in South Bow’s filings with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
Unless otherwise noted, all figures used in this MD&A are in U.S. dollars.
On October 1, 2024, the Company completed the spinoff from TC Energy Corporation ("Former Parent") to a new publicly traded company (the “Spinoff”). For the comparative period prior to the Spinoff date, the accompanying financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business and present the historical results of operations, comprehensive income, cash flows, changes in shareholders’ equity and the financial position as if the Company had always existed and operated as a standalone reporting entity.
This MD&A contains non-GAAP financial measures and forward-looking statements. Refer to the Non-GAAP Financial Measures and Forward-looking Information sections of this MD&A for further details. Refer to the Glossary section in this MD&A for abbreviations commonly used.
Corporate Profile
South Bow Overview
South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and on the Gulf Coast. South Bow seeks to optimize its assets, invest strategically to sustainably grow its cash flows, and pay a meaningful dividend, if, as and when declared by South Bow’s board of directors (the “Board”). The majority of South Bow’s revenues are generated through long-term committed transportation arrangements, whereby customers receive access to capacity in exchange for a committed monthly payment.
South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company’s allocation priorities are built on a foundation of financial strength and are supported by South Bow’s stable, predictable cash flows. South Bow’s capital allocation priorities include: paying a sustainable base dividend; strengthening the Company’s investment-grade financial position; and leveraging existing infrastructure within South Bow’s strategic corridor to offer customers competitive connections and enhanced optionality.
South Bow has three reporting segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 1

Financial Highlights

U.S.$ millions, except per share amounts, ratios, and where noted	Three Months Ended March 31,
	2025	2024
Financial Results
Revenue	498	544
Income from equity investments	13	12

Income before income taxes	114	146
Normalized EBITDA [1]	266	298
Distributable cash flow [1]	151	178
Capital expenditures [2]	32	12

Net income	88	112
Weighted average common shares outstanding - diluted (millions)	208.7	207.6
Net income per share - diluted [3]	0.42	0.54
Normalized net income [1]	98	114
Normalized net income per share - diluted [1,3]	0.47	0.55

Dividends declared	104	—
Dividends per share	0.50	—

Total long-term debt [4]	5,719	5,924
Net debt [1]	4,910	5,421
Net debt-to-normalized EBITDA (ratio) [1]	4.6	4.8

Operational Results
Keystone System Operating Factor (“SOF”)	98%	96%
Keystone Pipeline throughput (Mbbl/d)	613	643
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [5]	726	779
Marketlink throughput (Mbbl/d)	549	582
1. Non-GAAP financial measure or ratio, which do not have standard meanings under generally accepted accounting principles (“GAAP”) and may not be comparable to similar measures presented by other entities. Refer to Non-GAAP Financial Measures section within this MD&A for more information.
2. Capital expenditures per the investing activities of the consolidated cash flow statements in the accompanying financial statements.
3. Effective October 1, 2024, South Bow completed the Spinoff from its Former Parent and began operating as an independent publicly traded company. Per share figures for the comparative period have been calculated using the 207.6 million outstanding shares at October 1, 2024 immediately following the Spinoff.
4. Total long-term debt at March 31, 2025 includes the Company’s senior unsecured notes (“Senior Notes”) and junior subordinated notes (“Junior Notes”) per the consolidated balance sheets of the accompanying financial statements. Total long-term debt at March 31, 2024 includes the Company’s long-term debt to affiliates of its Former Parent.
5. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.

South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 2

Change in Income before Income Taxes and Normalized EBITDA
(Three Months Ended March 31, 2025)

Income before income taxes for the three months ended March 31, 2025 decreased to $114 million from $146 million in the same period of 2024. The decrease in income before income taxes of the Keystone Pipeline System was primarily attributable to lower demand for uncommitted capacity during the 2025 period compared to the first quarter of 2024, when the Company shipped higher uncommitted throughput volumes at higher rates due to excess demand and opportunity in the market. This decrease was partially offset by lower plant operating costs in the first quarter of 2025, primarily attributable to the lower throughput volumes compared to the prior period and non-recurring operating costs related to the Milepost 14 (“MP-14”) Amended Corrective Action Order (“ACAO”) incurred in the first quarter of 2024. The increase in income before income taxes in the Intra-Alberta & Other segment was attributable to lower interest expense recognized in the first quarter of 2025 on South Bow’s long-term debt compared to the Company’s long-term debt to its Former Parent held in 2024.
Normalized EBITDA for the three months ended March 31, 2025 decreased to $266 million from $298 million in the same period of 2024. The decrease in normalized EBITDA was primarily attributable to lower revenues generated by the Keystone Pipeline System as discussed above, partially offset by higher normalized EBITDA in the Company’s Marketing and Intra-Alberta & Other segments. Normalized EBITDA for the Marketing segment was higher in the first quarter of 2025, compared to the first quarter of 2024, primarily as a result of the factors impacting Marketing’s income before income taxes, discussed above, in addition to the normalized adjustment for the $6 million loss position on risk management instruments in the first quarter of 2025 compared to a nominal position in the first quarter of 2024. Refer to Non-GAAP Measures section of this MD&A for additional details.
Revenue and Income from Equity Investments

	Three Months Ended March 31,
U.S.$ millions, except where noted	2025	2024	Change
Total revenues	498	544	(8)%
Income from equity investments	13	12	8%
South Bow generated revenue of $498 million during the three months ended March 31, 2025 compared to $544 million in the same period of 2024. The decrease in the first quarter of 2025 was primarily attributable to lower uncommitted throughput volumes shipped and the impact that potential tariffs had on demand for uncommitted capacity in the first quarter of 2025.
Income from equity investments was relatively unchanged during the three months ended March 31, 2025 compared to the first quarter of 2024 due to the long-term committed contracts associated with the Company’s equity investments.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 3

Operating and Other Expenses

	Three Months Ended March 31,
U.S.$ millions, except where noted	2025	2024	Change
Plant operating costs and other	171	182	(6)%
Commodity purchases resold	84	80	5%
Depreciation and amortization	62	61	2%
Other	3	—	100%
Total	320	323	(1)%
The decrease in plant operating costs and other during the three months ended March 31, 2025 was primarily attributable to lower throughput in the period partially offset by higher costs associated with operational programs, separation activities, and insurance premiums. Further, the Company incurred additional non-recurring operating costs associated with the ACAO work relating to the MP-14 incident during the three months ended March 31, 2024.
Commodity purchases resold increased during the three months ended March 31, 2025 primarily as a result of higher value of commodity purchases compared to the first quarter of 2024, partially offset by lower transportation costs.
Depreciation and amortization was relatively consistent during the three months ended March 31, 2025 compared to the same period in 2024. The Company did not place into service or retire any major assets in either period.
For the three months ended March 31, 2025, South Bow recognized other expenses related to lower estimated Keystone XL contractual recoveries, net of indemnification terms relating to the separation agreement (“Separation Agreement”) with its Former Parent.
Net Income and Normalized Net Income
South Bow recognized net income and normalized net income of $88 million and $98 million, respectively, during the first quarter of 2025 compared to net income and normalized net income of $112 million and $114 million, respectively, during the first quarter of 2024.
The decrease in net income was primarily attributable to lower uncommitted revenues shipped on the Keystone Pipeline System, driven by lower market demand in the first quarter of 2025 compared to the first quarter of 2024. This decrease in revenues was partially offset by lower plant operating costs associated with the lower throughput, lower interest expense on the Company’s long-term debt, and lower income tax expense in the first quarter of 2025 compared to the 2024 period.
The decrease in normalized net income in the first quarter of 2025 compared to the same period in 2024 was primarily attributable to the factors causing lower net income discussed above.
Normalized net income was $0.47 per share (diluted) in the first quarter of 2025 compared to $0.55 per share (diluted) in the first quarter of 2024.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 4

Distributable Cash Flow
Distributable cash flow was $151 million for the three months ended March 31, 2025 compared to $178 million in the comparable period for 2024, primarily attributable to lower Keystone Pipeline System uncommitted revenues and maintenance capital expenditures invested in the first quarter of 2025. This decrease was partially offset by lower interest expense in the first quarter of 2025 resulting from lower interest rates on the Company’s Senior Notes and Junior Notes relative to the interest rates on its long-term debt previously owed to affiliates of its Former Parent, in addition to lower current income tax in the first quarter of 2025 compared to first quarter of 2024.
Total Long-term Debt and Net Debt
1. Total long-term debt at March 31, 2025 and December 31, 2024 includes the Company’s Senior Notes and Junior Notes. Total long-term debt at December 31, 2023 includes the Company’s long-term debt to affiliates of its Former Parent.
2. Net debt at March 31, 2025 and December 31, 2024 includes the 50 per cent equity treatment of the Company’s Junior Notes. Refer to the Non-GAAP Financial Measures section within this MD&A for additional information on composition of net debt.
The Company’s total long-term debt of $5.7 billion was unchanged at March 31, 2025 from December 31, 2024, with no issuances or repayments occurring in the first quarter of 2025. The Company’s first debt maturity is in 2027.
Similarly, net debt at March 31, 2025 was $4.9 billion, unchanged from December 31, 2024. Refer to Liquidity, Capital Resources and Share Capital section of this MD&A for additional information on the Company’s debt, capital structure, and credit ratings.
The Company’s net debt-to-normalized EBITDA ratio increased to 4.6x at March 31, 2025 compared to 4.5x at December 31, 2024, attributable to lower normalized EBITDA for the trailing four quarters at March 31, 2025 compared to December 31, 2024.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 5

Segment Results
Keystone Pipeline System

	Three Months Ended March 31,
U.S.$ millions, except where noted	2025	2024	Change
Revenue	380	437	(13)%
Income before income taxes	175	218	(20)%
Normalized EBITDA	235	277	(15)%
Capital expenditures	7	9	(22)%
Keystone Pipeline throughput (Mbbl/d)	613	643	(5)%
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)	726	779	(7)%
Marketlink throughput (Mbbl/d)	549	582	(6)%
Keystone SOF (%)	98%	96%	2%
Income before income taxes decreased in the three months ended March 31, 2025 from the first quarter of 2024, primarily attributable to lower uncommitted throughput volumes shipped on the Keystone Pipeline in 2025. During the three months ended March 31, 2024, the Company shipped higher uncommitted volumes at higher rates which contributed to higher revenue and income before income taxes in the 2024 period.
Normalized EBITDA for the Keystone Pipeline System decreased by $42 million during the three months ended March 31, 2025 compared to the same period in 2024, which was primarily due to the lower revenues in the current period, partially offset by lower operating costs associated with reduced throughput volumes in the period.
Keystone Pipeline System throughput was lower for the three months ended March 31, 2025, compared to the first quarter of 2024, driven by the decrease in uncommitted volumes on the Keystone Pipeline System.
Keystone SOF in the three months ended March 31, 2025 was 98 per cent for the Keystone Pipeline, enabled by high system availability.
Keystone Pipeline System capital expenditures were relatively consistent in the 2025 and 2024 periods and relate to routine maintenance capital work. Refer to the Outlook and Guidance section of this MD&A for details on South Bow’s outlook for capital expenditures in the remainder of 2025.
Marketing

	Three Months Ended March 31,
U.S.$ millions	2025	2024	Change
Revenue	113	103	10%
Income before income taxes	9	9	—%
Normalized EBITDA	16	9	78%
Marketing’s income before income taxes was unchanged during the three months ended March 31, 2025 and 2024. During the first quarter of 2025, higher Marketing revenues were offset by higher costs incurred to fulfill South Bow’s contracts, and a loss position associated with its risk management instruments compared to nominal losses in the 2024 period. During the first quarter of 2025, the Marketing segment unwound certain positions associated with its risk management instruments which will be realized as losses throughout the remainder of 2025, predominantly in the third quarter.
Normalized EBITDA for the Marketing segment increased by $7 million for the three months ended March 31, 2025 compared the same period in 2024, attributable to the same drivers of income before income taxes noted above and the impacts of changes in the normalizing adjustments for risk management instruments and tariff charges. Refer to Non-GAAP Financial Measures section in this MD&A for details.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 6

Intra-Alberta & Other

	Three Months Ended March 31,
U.S.$ millions	2025	2024	Change
Revenue	5	4	25%
Income from equity investments	10	10	—%
Interest expense	(83)	(92)	(10)%
Loss before income taxes	(70)	(81)	(14)%
Normalized EBITDA	15	12	25%
Capital expenditures	57	3	1,800%
Intra-Alberta & Other revenues and income from equity investments remained consistent in the three months ended March 31, 2025 and 2024.
Loss before income taxes was lower during the three months ended March 31, 2025 primarily as a result of lower interest expense incurred in the period on the Company’s debt which was issued by certain of the Company’s subsidiaries within the Intra-Alberta & Other segment on August 28, 2024. Interest rates on the Company’s long-term debt are lower than the long-term debt to affiliates of its Former Parent held in the same period in 2024.
Normalized EBITDA for the Intra-Alberta & Other segment was relatively consistent for the three months ended March 31, 2025 and 2024 as a result of the highly contracted nature of the customer contracts on the Grand Rapids and White Spruce pipelines.
During the three months ended March 31, 2025, South Bow invested $47 million in the development of the Blackrod Connection Project, and additional capital expenditures primarily relating to information systems and leasehold improvements in connection with the Spinoff.
Refer to the Outlook and Guidance section of this MD&A for information on the Company’s 2025 outlook and for additional information regarding the Blackrod Connection Project.
Liquidity, Capital Resources, and Share Capital
Liquidity
The following table summarizes the Company’s sources and uses of cash for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Cash from (Used in):
Operating activities	125	112
Investing activities	(32)	(1)
Financing activities	(100)	144
Effect of foreign exchange rate changes on cash and cash equivalents	—	5
Net (Decrease) Increase in Cash and Cash Equivalents	(7)	260
Operating Activities
Cash from operating activities is primarily impacted by changes in operations, fluctuations in demand for uncommitted capacity, commodity prices, changes in cost environment, and timing of cash receipts and payments made. The increase in cash from operating activities for the three months ended March 31, 2025 was primarily attributable to lower non-cash operating working capital and changes in the Company’s mark-to-market position of risk management instruments, partially offset by lower net income compared to the first quarter of 2024.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 7

Investing Activities
Cash used in investing activities is primarily related to maintenance and growth capital expenditures. Cash used in investing activities in the three months ended March 31, 2025 was primarily attributable to the Company’s cash capital expenditures of $32 million, as the Company invested in its Blackrod Connection Project and other maintenance capital expenditures, compared to capital expenditures of $12 million in 2024. During the three months ended March 31, 2024, South Bow recognized $9 million in proceeds from sales of Keystone XL pipe which was held for sale during 2024. At March 31, 2025, the remaining $9 million of Keystone XL pipe is recorded in plant, property and equipment in the consolidated balance sheets.
Financing Activities
Cash used in financing activities primarily relates to the issuance and repayment of long-term debt balances in addition to dividends paid and share capital transactions. During the three months ended March 31, 2025, the Company paid dividends of $104 million on January 7, 2025 for its inaugural dividend declared on November 7, 2024. During the three months ended March 31, 2024, the Company received $145 million in contributions from its Former Parent.
Capital Management

	March 31,	December 31,
U.S.$ millions, except where noted	2025	2024
Cash	390	397
Senior Notes	4,632	4,629
Junior Notes	1,087	1,087
Net debt	4,910	4,901
Net Debt-to-normalized EBITDA Ratio [1]	4.6	4.5
1. Normalized EBITDA is calculated using the trailing four quarters of normalized EBITDA from the respective period end.
A significant portion of South Bow’s revenues are from long-term committed contracts. The Company has significant capacity on its revolving credit facility and its first long-term debt maturity is in 2027. South Bow believes that it is positioned to meet its operating obligations, including quarterly dividend payments, as declared, and fund its ongoing development projects.
Maintaining a strong balance sheet and financial flexibility is fundamental to South Bow’s strategy. At March 31, 2025, net debt-to-normalized EBITDA was 4.6 times. The Company is committed to prudently managing leverage and expects to enhance its financial resilience, reduce debt service charges, and create additional capacity to fund future growth initiatives and potentially grow shareholder returns.
Long-term Debt, including Credit Facilities
Long-term Debt
South Bow completed its initial debt offerings on August 28, 2024, comprised of U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes. Interest rates are fixed on the Senior Notes and Junior Notes, subject to reset at regular intervals for the Junior Notes, and interest is paid semi-annually.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 8

U.S.$ millions, except where noted				March 31,	December 31,
Debt Instrument	Maturity	Principal	Rate	2025	2024
Senior Notes
Senior unsecured notes	September 2027	700	4.91%	700	700
Senior unsecured notes	October 2029	1,000	5.03%	1,000	1,000
Senior unsecured notes	October 2034	1,250	5.58%	1,250	1,250
Senior unsecured notes	October 2054	700	6.18%	700	700
Senior unsecured notes	February 2030	C$450	4.32%	313	313
Senior unsecured notes	February 2032	C$500	4.62%	348	347
Senior unsecured notes	February 2035	C$500	4.93%	348	347
				4,659	4,657
Less: unamortized debt issue costs and other				(27)	(28)
Total Senior Notes				4,632	4,629

Junior Notes
Junior subordinated notes	March 2055	450	7.63%	450	450
Junior subordinated notes	March 2055	650	7.50%	650	650
				1,100	1,100
Less: unamortized debt issue costs and other				(13)	(13)
Total Junior Notes				1,087	1,087

Total Long-term Debt				5,719	5,716
Credit Facilities
At March 31, 2025, $1.4 billion (C$2.0 billion) was available and nil was drawn on the Company’s four-year senior unsecured revolving credit facility. The Company is required to maintain approximately $348 million (C$500 million) of the Facility for financial resource commitments under the Canada Energy Regulator (“CER”) Act.
The Company was in compliance with covenants on its revolving credit facility as at March 31, 2025.
Interest Expense

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Interest on long-term debt to affiliates of Former Parent	—	92
Interest on Senior Notes	60	—
Interest on Junior Notes	21	—
Amortization and other financial charges [1]	4	2
Capitalized interest	(2)	—
	83	94
1. Includes amortization of debt issuance, premium, and discount costs associated with Senior and Junior Notes. Other financial charges include bank service charges and carrying charges.
During the three months ended March 31, 2025, the Company recorded $83 million of interest expense compared to $94 million during the same period in 2024. The decrease in 2025 was primarily attributable to lower interest incurred on the Company’s Senior Notes and Junior Notes which have lower interest rates than the long-term debt to affiliates of Former Parent held in 2024.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 9

Share Capital
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding. As at the date of this MD&A, no first or second preferred shares have been issued.
The following table summarizes South Bow’s share capital at March 31, 2025:

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	179,522	4
Balance at March 31, 2025	208,220,631	2,200
As of the date of this MD&A, the Company has 208,220,631 common shares outstanding and 601,728 stock options outstanding. Once vested, each outstanding stock option is exercisable for one common share.
Dividends
Dividends become payable, if, as, and when declared by South Bow’s Board. Dividends are declared at the discretion of the Board and subject to various factors, including but not limited to, the Company’s distributable cash flow and overall financial performance.
On March 5, 2025, the Board approved a quarterly dividend of $0.50 per share, payable on April 15, 2025, to shareholders of record on March 31, 2025.
On May 15, 2025, South Bow’s board approved a quarterly dividend of $0.50 per share, payable on July 15, 2025 to shareholders of record at the close of business on June 30, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.
Capital Program

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Growth capital expenditures	48	9
Maintenance capital expenditures [1]	13	3
Separation capital expenditures	3	—
Total Capital Expenditures	64	12
Non-cash capital expenditures [2]	(32)	—
Capital Expenditures [2]	32	12
1. Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.
2. Per the consolidated statements of cash flows in the accompanying financial statements. Capital expenditures are presented in cash used in investing activities and non-cash capital expenditures are presented in the supplementary cash flow disclosures.
Capital expenditures were $32 million for the three months ended March 31, 2025 attributable to growth capital and maintenance capital expenditures.
South Bow invested $48 million in growth capital expenditures in the first quarter of 2025, of which $47 million was invested in the Blackrod Connection Project, compared with $9 million in growth capital expenditures incurred in the first quarter of 2024. The increase in maintenance capital expenditures and separation capital expenditures during the three months ended March 31, 2025 was primarily attributable to one-time capital investments to support the Spinoff, including information systems and leasehold improvements.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 10

Blackrod Connection Project
Supported by long-term committed contracts, South Bow is developing the Blackrod Connection Project, consisting of a 25-km (16-mi) crude oil pipeline and a 25-km (16-mi) natural gas lateral, as well as associated facilities, to provide crude oil transportation from International Petroleum Corporation’s Blackrod Project to South Bow’s Grand Rapids Pipeline.
During the first quarter of 2025, the Company demonstrated strong project execution, completing construction of the Blackrod Connection Project’s 25-km crude oil and natural gas pipeline segments while achieving excellent safety performance. South Bow remains on schedule to complete the facility work of the project and be ready for in-service in early 2026, with associated cash flows expected to increase through 2027.
Contractual Obligations and Off-balance Sheet Arrangements
Contractual Obligations
South Bow’s contractual obligations include operating leases, purchase obligations, and other liabilities incurred within the business.

U.S.$ millions	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt principal repayments	5,760	—	—	700	—	1,000	4,060
Interest payments	5,085	247	330	316	294	280	3,618
Operating leases [1]	32	(1)	5	4	4	4	16
Transportation by other parties [2]	11	8	3	—	—	—	—
Capital expenditures [3]	80	75	5	—	—	—	—
Other	2	—	1	1	—	—	—
Total	10,970	329	344	1,021	298	1,284	7,694
1. Includes cash inflows of $7 million related to lease incentives in 2025.
2. Contractual obligations are based on volumes contracted through capacity arrangements and exclude any variable charges that may be incurred when volumes flow.
3. Capital expenditures primarily relate to the Blackrod Connection Project. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects, including timing or possible cancellation, could change these estimates.
Guarantees
The Company has guaranteed the Senior Notes and Junior Notes issued by certain subsidiaries. Refer to Parental Guarantees of Debt section within this MD&A for details.
South Bow and its partners in certain jointly-owned entities have guaranteed the financial performance of these entities with maximum term to 2043. At March 31, 2025 Company’s share of maximum potential exposure under the guarantees is C$56 million (December 31, 2024 - C$56 million). Under these guarantees, if the Company makes a payment that exceeds South Bow’s share of ownership interest, the additional amount must be reimbursed by the partners.
Off-balance Sheet Arrangements
Except for the guarantees discussed above, as at March 31, 2025, South Bow does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the Company’s financial performance or financial condition.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 11

Outlook and Guidance
Market Outlook
The crude oil pipeline capacity in the Western Canadian Sedimentary Basin continues to exceed crude oil supply. As a result, the demand for uncommitted capacity on South Bow’s Keystone Pipeline is expected to remain low in the near term. Additionally, rapidly changing global trade policies, including tariffs, have introduced economic and geopolitical uncertainty, leading to significant volatility in commodity prices and pricing differentials.
Guidance
South Bow’s guidance aims to inform readers about Management’s expectations for financial and operational results in 2025. Readers are cautioned that these estimates may not be suitable for any other purpose. Refer to Forward-Looking Information within this MD&A for additional information regarding the material factors or assumptions used to develop South Bow’s guidance and the material factors that could cause actual events and results to be significantly different from those expected.
South Bow’s 2025 annual guidance is outlined below:

$ millions, except percentages [1]	2025 Original Guidance [2]	2025 Guidance
Normalized EBITDA	1,010 +/- 3%	1,010 +1% / -2%
Interest expense	325 +/- 2%	325 +/- 2%
Effective tax rate (%)	23% - 24%	23% - 24%
Distributable cash flow	535 +/- 3%	535 +/- 3%
Capital expenditures
Growth	110 +/- 3%	110 +/- 3%
Maintenance [3]	65 +/- 3%	65 +/- 3%
1.Assumes average foreign exchange rate of C$/U.S.$1.4286.
2.Original guidance disclosed in the Company’s MD&A for the year ended December 31, 2024.
3.Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.
South Bow is reaffirming its outlook for normalized EBITDA of approximately $1.01 billion in 2025, underpinned by the Company’s highly contracted cash flows and structural demand for services, including solid financial performance in the first quarter of 2025. Approximately 90% of South Bow’s normalized EBITDA is secured through committed arrangements, which carry minimal commodity price or volumetric risk.
With market fundamentals and policy uncertainty expected to persist in the near term, and South Bow’s operational priorities in response to the MP-171 incident (refer to Recent Developments section of this MD&A), the Company believes that any potential financial contributions from uncommitted capacity on the Keystone Pipeline will be limited in the near term. Accordingly, the Company is reducing the upper end of its normalized EBITDA guidance of $1.01 billion to one per cent, and is increasing the lower end to negative two per cent due to strong first-quarter 2025 performance.
The Company is actively monitoring the performance of the Keystone Pipeline to ensure safe and reliable operations and anticipates meeting its contractual throughput commitments under the Corrective Action Order (“CAO”). The findings of the Root Cause Factor Analysis (“RCFA”) and the Company’s next steps in response to the MP-171 incident may further impact South Bow’s financial and operational outlook for 2025.
Normalized EBITDA for the second quarter of 2025 is expected to be approximately seven per cent to eight per cent lower than first-quarter 2025 normalized EBITDA of $266 million, with a reduced outlook for South Bow’s Marketing segment as the Company realizes losses associated with certain positions that were unwound in early 2025 in the face of pricing volatility. Additional losses associated with these positions will be realized in the third and fourth quarters of 2025.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 12

Recent Developments
Milepost 171 Incident
On April 8, 2025, the Company shut down the Keystone Pipeline in response to an oil release of approximately 3,500 barrels at MP-171, near Fort Ransom, North Dakota. On April 11, 2025, PHMSA issued a CAO, requiring South Bow to undertake certain corrective actions in response to the incident. Late on April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. Per the terms of the CAO, the operating pressure restrictions will remain in place until certain conditions are satisfied. As of May 15, 2025, South Bow has completed the recovery of substantially all released volumes and continues to progress towards the full remediation of the site.
The Company is currently estimating the cost of the environmental remediation and anticipates these costs will be largely recovered through its insurance policies. While the final outcome is currently unknown, the Company does not anticipate the net effect of the environmental remediation costs for the MP-171 incident to be material.
Spinoff Transaction Transition Services Agreement Costs
Beginning on October 1, 2024, pursuant to the Transition Services Agreement (“TSA”) with its Former Parent, South Bow was billed $5 million in costs associated with the TSA for the three months ended December 31, 2024 and $4 million for the three months ended March 31, 2025. These costs relate to, but are not limited to, fees for services received and information system costs. The Company expects to incur TSA-related costs during the transition period as it implements new systems. Effective April 1, 2025, the Company transitioned to its own enterprise resource planning system, marking a significant milestone in fully establishing South Bow as an independent company.
Variable Toll Disputes
In 2019 and 2020, certain customers of South Bow’s Keystone Pipeline initiated complaints before the Federal Energy Regulatory Commission (“FERC”) and CER regarding certain costs within the Company’s variable toll calculation. These amounts are subject to the indemnification terms noted in Note 5, Spinoff Transaction of the accompanying financial statements.
CER Ruling
On March 11, 2025, the CER issued its Reasons for Decision and Order ("CER Order") finding the Company's proposed drag reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. In December 2022, the Company previously recorded an adjustment of $28 million in relation to previously charged tolls. Under the CER Order, the Company must submit its 2020 and 2021 estimated and finalized tolls for approval by the CER by June 9, 2025. Pursuant to final approval from the CER, the Company will be able to proceed with collection of the tolls from customers and will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers. The Company believes its receivables relating to disputes with the CER as at March 31, 2025, represent amounts that will be collected in the future.
FERC Initial Decision
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023.
In July 2024, FERC released its Order on Initial Decision (“Order”) in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ended June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the Order. Subsequent rulings, if any, will be subject to the indemnity provisions set forth in the Separation Agreement. On October 8, 2024, South Bow submitted a compliance filing, which is subject to final FERC approval, which South Bow expects to occur in 2025.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 13

Keystone XL Contractual Recoveries
During the three months ended March 31, 2025, the Company recorded a $3 million charge against a portion of its Keystone XL contractual recoveries relating to backstop agreements from the cancellation of the Keystone XL project. Subsequent to March 31, 2025, the Company settled terms to collect $20 million relating to these recoveries, which is subject to the indemnification terms with its Former Parent.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an ACAO issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, restoring natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of the remedial work plan. This approval culminated the completion of 2,145 miles of inline inspections across the Keystone Pipeline System and 68 investigative excavations over the past two years. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the Milepost 14 incident occurred.
In the fourth quarter of 2024, South Bow recognized a provision for $30 million for its best estimate of incremental costs in relation to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million) representing its Former Parent’s share of this anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. There have been no changes to the estimate since December 31, 2024.
Non-GAAP Financial Measures
Throughout this MD&A, South Bow references certain non-GAAP financial measures and non-GAAP ratios which do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP measures and non-GAAP ratios to be important in evaluating and understanding the operating performance and liquidity of South Bow. These non-GAAP measures should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.
South Bow’s non-GAAP financial measures and non-GAAP ratios include: normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, net debt, and net debt-to-normalized EBITDA. These measures and ratios are further described with a reconciliation to their most directly comparable GAAP measure below.
Normalizing Items
Normalized measures are (or include) non-GAAP financial measures and include normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA. Management uses these normalized measures as a way to assess the financial performance of South Bow’s operations and compare period over period. During certain reporting periods, the Company may incur costs which are not indicative of core operations or results. These normalized measures represent income (losses) adjusted for specific normalizing items that are believed to be significant; however, they are not reflective of South Bow’s underlying operations in the period.
These specific items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration and restructuring costs, and other charges, including but not limited to impairment, contractual costs, and settlements.
South Bow excludes the unrealized fair value adjustments related to risk management activities as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, the Company does not consider them reflective of its underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability as they settle in a subsequent period to the underlying transaction they are hedged against.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 14

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.
South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.
Normalized EBITDA
Normalized EBITDA is used as a measure of earnings from ongoing operations. Management uses this measure to monitor and evaluate the financial performance of the Company’s operations and to identify and evaluate trends. This measure is useful for investors as Management believes it allows for more comparable performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, and interest income.
The following table reconciles income before taxes to normalized EBITDA for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Income before income taxes	114	146
Adjusted for specific items:
Depreciation and amortization	62	61
Interest expense	83	94
Interest income and other	(6)	(7)
Risk management instruments	6	—
Separation costs	3	4
Tariff charges	1	—
Keystone XL costs and other	3	—
Normalized EBITDA	266	298
The following tables reconcile income (loss) before income tax to normalized EBITDA by operating segment for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	175	9	(70)	114
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	—	—	83	83
Interest income and other	(2)	—	(4)	(6)
Risk management instruments	—	6	—	6
Separation costs	—	—	3	3
Tariff charges	—	1	—	1
Keystone XL costs and other	3	—	—	3
Segment Normalized EBITDA	235	16	15	266
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 15

	Three Months Ended March 31, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	218	9	(81)	146
Adjusted for specific items:
Depreciation and amortization	60	—	1	61
Interest expense	1	1	92	94
Interest income and other	(2)	(1)	(4)	(7)
Separation costs	—	—	4	4
Segment Normalized EBITDA	277	9	12	298
Normalized Net Income and Normalized Net Income per Share
Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that it believes are representative of South Bow’s operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, the Company believes that normalized net income provides a clearer picture of its continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. This per share measure is valuable for investors as it provides insight into the Company's profitability on a per share basis, making it easier to evaluate the Company's performance.
The following table reconciles net income to normalized net income for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
U.S.$ millions, except share and per share amounts	2025	2024
Net income	88	112
Adjusted for specific items:
Risk management instruments	6	—
Separation costs	3	4
Tariff charges	1	—
Keystone XL costs and other	3	—
Tax effect of above adjustments	(3)	(2)
Normalized Net Income	98	114
Weighted average common shares outstanding - diluted (millions)	208.7	207.6
Normalized Net Income per Share - Diluted	0.47	0.55
Distributable Cash Flow
Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow’s capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income before income taxes, adjusted for depreciation and amortization, interest income and other, the normalizing items discussed above and further adjusted for specific items, including income and distributions from the Company’s equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow’s tolling arrangements, and current income taxes.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 16

The following table reconciles income before income taxes to distributable cash flow for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
$ millions, except where noted	2025	2024
Income before income taxes	114	146
Adjusted for specific items:
Depreciation and amortization	62	61
Interest income and other	(6)	(7)
Normalizing items, net of tax [1]	10	3
Income from equity investments	(13)	(12)
Distributions from equity investments	19	20
Maintenance capital expenditures [2]	(13)	(4)
Current income tax expense	(22)	(29)
Distributable Cash Flow	151	178
1. Normalizing items per normalized EBITDA reconciliation include risk management instruments, separation costs, tariff charges, and Keystone XL costs and other, net of tax.
2. Maintenance capital expenditures are generally recoverable from customers through South Bow’s tolling arrangements and are capitalized for GAAP purposes.
The following table reconciles income before income taxes to distributable cash flow for the following supplemental three months ended periods:

Three Months Ended	September 30,	June 30,
$ millions, except where noted	2024	2024
Income before income taxes	90	110
Adjusted for specific items:
Depreciation and amortization	61	62
Interest income and other	(27)	(6)
Normalizing items, net of tax [1]	18	(15)
Income from equity investments	(12)	(13)
Distributions from equity investments	17	13
Maintenance capital expenditures [2]	(22)	(21)
Current income tax recovery (expense)	38	(46)
Distributable Cash Flow	163	84
Net Debt and Net Debt-to-normalized EBITDA Ratio
Net Debt is used as a key leverage measure to assess and monitor South Bow's financing structure. It provides an overview of the Company's long-term debt obligations, net of cash and cash equivalents. This measure is useful for investors as South Bow believes it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt and 50 per cent treatment of Junior Notes, operating lease liabilities, and dividends payable, less cash and cash equivalents per the Company’s consolidated balance sheets.
Net debt-to-normalized EBITDA is used to monitor the Company’s leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 17

The following table reconciles total long-term debt to net debt at March 31, 2025, December 31, 2024 and March 31, 2024:

	March 31,	December 31,	March 31,
U.S.$ millions, except where noted	2025	2024	2024
Senior Notes	4,632	4,629	—
Junior Notes	1,087	1,087	—
Long-term debt to affiliates of Former Parent	—	—	5,924
Total long-term debt	5,719	5,716	5,924
Adjusted for:
Hybrid treatment for Junior Notes [1]	(544)	(544)	—
Operating lease liabilities	21	22	19
Dividends payable	104	104	—
Cash and cash equivalents	(390)	(397)	(522)
Net Debt	4,910	4,901	5,421
Normalized EBITDA for trailing four quarters	1,059	1,091	1,136
Net Debt-to-normalized EBITDA Ratio	4.6	4.5	4.8
1. The Company’s Junior Notes receive 50 per cent equity treatment from credit rating agencies. This treatment is captured in the Company’s net debt calculation above.
Accounting Matters
Disclosure Controls and Procedures
South Bow’s Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the design of disclosure controls and procedures. These controls and procedures are designed to provide reasonable assurance that all material information in the period has been made known to Management and incorporated into the Company’s filings, as applicable, information is reported on a timely basis, and that the financial statements are prepared in accordance with U.S. GAAP. As required by Canadian and U.S. securities regulations, Management has assessed the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2025. Based on this evaluation, Management concluded the Company’s disclosure controls and procedures were effectively designed.
Internal Controls over Financial Reporting
There were no changes in the first quarter of 2025 that had or are likely to have a material impact on the Company’s internal controls over financial reporting.
Critical Accounting Estimates
In preparing the consolidated financial statements in accordance with U.S. GAAP, Management is required to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Critical accounting estimates may significantly impact South Bow's financial position, changes in financial position, and financial performance. There were no changes to South Bow’s critical accounting estimates and judgments during the three months ended March 31, 2025.
Changes in Accounting Policies
The Company has not adopted any new accounting standards during the three months ended March 31, 2025. Refer to Note 2, Accounting Policy Changes of the Company’s accompanying financial statements for details on new and amended standards issued but not yet adopted.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 18

Risk Management
South Bow is subject to various risks which could have a potential material impact on the Company’s financial results and operations. These risks include but are not limited to financial risks, market risk, commodity price risk, liquidity risk, foreign exchange risk, and counterparty credit risk.
For details on the risk factors impacting South Bow, refer to the Company’s annual information form for the year ended December 31, 2024, which is available on South Bow’s website at www.southbow.com, under South Bow’s profile on SEDAR+ at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.
Net Investment Hedge
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and foreign exchange gain or loss, as determined by the respective period end rate, is reported as cumulative translation adjustment within accumulated other comprehensive income (“AOCI”).

	March 31,	December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,118	1,135
Cumulative translation adjustment recognized in AOCI	2	67
Counterparty Credit Risk
The Company had no significant credit losses and no significant amounts impaired at March 31, 2025 and 2024 within trade accounts receivable. At March 31, 2025 and 2024, there were no significant credit risk concentrations.
At March 31, 2025, the Company has $31 million in Keystone XL contractual recoveries from two counterparties and $114 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER. These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 5, Spinoff Transaction of the accompanying financial statements for additional information related to indemnification.
Financial Instruments
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 19

Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	(4,632)	(4,611)	(4,629)	(4,598)
Junior Notes	(1,087)	(1,118)	(1,087)	(1,135)
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's Land Matters Consultation Initiative (“LMCI”) restricted investments that were classified as available‑for‑sale assets:

	March 31,	December 31,
U.S.$ millions	2025	2024
Fair value of fixed income securities [1,2]
Maturing after 10 years	82	80
	82	80
1. Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2. Classified in Level II of the fair value hierarchy.

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Net unrealized gains (losses) [1]	2	(4)
Net realized losses [1,2]	(1)	(1)
1. Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within other long-term assets and liabilities.
2. Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the binomial pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 20

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	March 31,	December 31,
U.S.$ millions	2025	2024
Total derivative assets	218	188
Total derivative liabilities	(256)	(219)
Total derivatives [1,2]	(38)	(31)
1. Fair value equals carrying value.
2. Includes purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	March 31,	December 31,
	2025	2024
Net purchases volumes (millions of barrels)	(13)	(14)
Maturity dates (year)	2025-2026	2025
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized (losses) gains	(7)	1
Realized gains	120	102
Gains on Derivatives	113	103
1. Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at March 31, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	218	(216)	2
Derivative instrument liabilities	(256)	216	(40)
1. Amounts available for offset do not include cash collateral pledged or received.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 21

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1. Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $64 million and letters of credit of $19 million at March 31, 2025 (2024 – $66 million and $16 million, respectively) to its counterparties. At March 31, 2025, the Company held nil cash collateral and $61 million in letters of credit (2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At March 31, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	213	5	—	218
Derivative instrument liabilities	(239)	(17)	—	(256)
As at March 31, 2025	(26)	(12)	—	(38)

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1. There were no transfers from Level II to Level III for the periods presented.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 22

Select Quarterly Financial & Operational Information
The following table presents selected quarterly financial and operational information over the last eight quarters:

U.S.$ millions, except per share, ratios and operational data	2025	2024 [1]				2023 [1]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	498	488	534	554	544	540	532	522
Income from equity investments	13	12	12	13	12	13	14	13
Income before income taxes	114	72	90	110	146	131	117	193
Normalized EBITDA [2]	266	290	262	241	298	278	297	263
Distributable cash flow [2]	151	183	163	84	178	161
Capital expenditures [3]	32	28	61	20	12	11	8	8

Net income	88	55	61	88	112	103	92	151
Weighted average common shares outstanding - diluted (millions)	208.7	208.4	207.6	207.6	207.6	207.6	207.6	207.6
Net income per share - diluted [4]	0.42	0.26	0.29	0.42	0.54	0.50	0.44	0.73
Normalized net income [2]	98	112	86	71	114	94	126	154
Normalized net income per share - diluted [2,4]	0.47	0.54	0.41	0.34	0.55	0.45	0.61	0.74

Dividends declared	104	104
Dividends declared per share [4]	0.50	0.50

Total long-term debt [5]	5,719	5,716	10,452	5,905	5,924	5,967
Net debt [2]	4,910	4,901	4,827	5,578	5,421	5,715
Net debt-to-normalized EBITDA [2]	4.6	4.5	4.5	5.0	4.8	5.3

Operational Information
Keystone throughput (Mbbl/d)	613	621	616	623	643	612	596	595
U.S. Gulf Coast throughput (Mbbl/d) [6]	726	784	815	802	779	783	745	683
Marketlink throughput (Mbbl/d)	549	615	636	622	582	610	595	520
Keystone System Operating Factor	98%	96%	95%	94%	96%	92%	92%	94%
1. Figures presented prior to Q4 2024 are based on the Company's carve-out financial statements prepared prior to the Spinoff and have been presented based on information from the carve-out statements. Figures not presented were not included within the carve-out statements. Figures prior to the Spinoff were previously disclosed in Canadian dollars.
2. Non-GAAP financial measure or ratio that does not have a standard meaning under GAAP. Refer to Non-GAAP Financial Measures section of this MD&A for additional information.
3. Capital expenditures within investing activities in the consolidated statements of cash flows of the accompanying financial statements.
4. Effective October 1, 2024, the Company completed the Spinoff into an independent publicly traded entity. Per share figures for comparative periods have been calculated using the outstanding shares at October 1, 2024.
5. Total long-term debt at Q1 2025, Q4 2024, and Q3 2024 includes the Company’s Senior Notes and Junior Notes per the consolidated balance sheets of the accompanying financial statements. For periods prior to October 1, 2024, the Company had long-term debt to affiliates of its Former Parent.
6. Distributable cash flow and net debt are non-GAAP measures used by the Company beginning on October 1, 2024 and therefore no figures have been presented for periods prior to fourth quarter of 2024 in the above table.
7. Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 23

Fluctuations in quarterly revenues and earnings are and can be impacted by regulatory decisions, timing of newly constructed assets coming into service, acquisitions and divestitures, demand for uncommitted transportation services, marketing activities and commodity prices, developments outside of the normal course of operations, certain fair value adjustments, and foreign exchange rates. Over the last eight quarters, the Company’s results have been impacted primarily by the following:
•Charges as a result of the FERC Initial Decision and FERC Order on Initial Decision. Refer to Recent Developments section of this MD&A for additional details.
•Preservation costs associated with the Keystone XL project over the last eight quarters, primarily incurred during 2023.
•Separation expenses related to the planning, execution, and completion of the spinoff of South Bow into an independent publicly listed entity. The associated costs were primarily recorded beginning in 2024.
•Changes in market demand and opportunity for shipping uncommitted volumes, which can impact revenue recorded between quarters. During the first quarter of 2024, the Company shipped high uncommitted volumes.
First-quarter Review
The first quarter of 2025 was highlighted by the following events:
•Generated revenues of $498 million and income from equity investments was $13 million compared to revenues of $488 million and income from equity investments of $12 million during the fourth quarter of 2024. The increase in revenue was primarily attributable to a more favorable mark-to-market position on the Company’s Marketing risk management instruments at March 31, 2025, partially offset by lower uncommitted volumes shipped during the first quarter of 2025.
•Delivered normalized EBITDA of $266 million, a decrease of $24 million from the fourth quarter of 2024 primarily attributable to lower uncommitted revenues generated by Keystone Pipeline System.
•South Bow announced its quarterly dividend of $0.50 per share on March 5, 2025, paid to shareholders on April 30, 2025 to shareholders of record on March 31, 2025.
•Total Keystone Pipeline throughput was approximately 613,000 bbl/d, a decrease of approximately 8,000 bbl/d from the fourth quarter of 2024, primarily attributable to lower uncommitted volumes shipped during the first quarter of 2025.
•Exited the period with net debt of $4.9 billion and net debt-to-normalized EBITDA ratio of 4.6 times compared to net debt of $4.9 billion and net debt-to-normalized EBITDA of 4.5 times at December 31, 2024.
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Parental Guarantees of Debt
On August 28, 2024, the Company completed its initial debt offering which included U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes issued by certain subsidiaries of South Bow Corporation. The guarantees are full and unconditional. The issuers and guarantors of the U.S. dollar-denominated Senior Notes and Junior Notes are summarized below:

Issuer and Guarantors (“Obligor Group”)
Senior Notes
Due September 2027 ($700 million, 4.91%)	Issued by South Bow USA Infrastructure Holdings LLC and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow Canadian Infrastructure Holdings Ltd., and South Bow Corporation.
Due October 2029 ($1,000 million, 5.03%)
Due October 2034 ($1,250 million, 5.58%)
Due October 2054 ($700 million, 6.18%)

Due February 2030 (C$450 million, 4.32%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due February 2032 (C$500 million, 4.62%)
Due February 2035 (C$500 million, 4.93%)

Junior Notes
Due March 2055 ($450 million, 7.63%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due March 2055 ($650 million, 7.50%)

The Senior Notes guarantees rank above all subordinated debts, including the Junior Notes, and are equal in payment priority with other non-subordinated debts. They are subordinated to secured debts to the extent of the value of the securing assets. Additionally, they are structurally subordinated to the debts and liabilities of subsidiaries that do not guarantee the Senior Notes. The indentures governing the Senior Notes limit South Bow's ability to i) create liens without equally and ratably securing the notes; and ii) engage in certain sale and leaseback transactions. Such indentures also limit South Bow's ability to consolidate, merge, or transfer all or substantially all its assets.
The Junior Notes guarantees are unsecured and rank below all senior debts, including Senior Notes. They are equal in payment priority with other specified unsecured subordinate debts and are structurally subordinated to the debts of subsidiaries that do not guarantee the Junior Notes. In the event of bankruptcy or insolvency, they rank above common and preferred shares in asset distribution.
The guarantees on the Senior Notes and Junior Notes do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 25

Summarized Financial Information of the Obligor Group
In accordance with Rule 3-10 of the SEC’s Regulation S-X, South Bow has provided the following summarized information and disclosures in lieu of filing separate financial statements for each of the guarantors of the securities. The summarized financial information of the Obligor Group is presented on a combined basis and has eliminated intercompany balances and transactions between the entities in the Obligor Group. The summarized financial information excludes information of any subsidiaries who are not issuers or guarantors as well as income from equity method investments. South Bow’s credit ratings are based on the consolidated financial statements and therefore the consolidated financial statements provide a more appropriate view of the Company’s financial position. The summarized financial information of Obligor Group is below:

	March 31,	December 31,
U.S.$ millions	2025	2024
Select Asset Information:
Current assets	432	426
Receivables from non-obligor subsidiaries	5	6
Non-current assets	214	207
Non-current receivables from non-obligor subsidiaries	2,137	2,137

Select Liability Information:
Current liabilities	214	226
Payables to non-obligor subsidiaries	1,265	1,023
Non-current liabilities, including guaranteed debt	5,784	5,768
Non-current liabilities to non-obligor subsidiaries	4,137	4,137

Three Months Ended March 31, 2025
U.S.$ millions
Revenues - external	—
Revenues from non-obligor subsidiaries	—
Operating loss of Obligor Group	(106)
Net loss of Obligor Group	(122)
South Bow Corporation First Quarter 2025 Management’s Discussion and Analysis | 26

Forward-looking Information
In order to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall, this MD&A includes certain statements and information which constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “could”, “would”, “believe”, “plan”, “intend”, “design”, “target”, “undertake”, “view”, “indicate”, “maintain”, “explore”, “entail”, “schedule”, “objective”, “strategy”, “likely”, “potential”, “outlook”, “aim”, “purpose”, “goal” and similar expressions suggesting future events or future performance.
In particular, forward-looking statements in this MD&A include information, including certain financial outlooks, about the following, among other things:
•our financial and operational performance;
•expectations about strategies and goals for optimization, growth and expansion and the methods South Bow expects to employ to implement such strategies;
•South Bow’s capital allocation priorities;
•South Bow's financial outlook for 2025 and beyond, including 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow and 2025 capital expenditures;
•expected ability to meet contractual throughput commitments on the Keystone Pipeline under the CAO;
•expected impacts of the findings of the RCFA and the Company's response to the MP-171 incident on South Bow's financial and operational outlook for 2025;
•expected impacts of debt reduction on South Bow's financial resilience, debt service charges, and capacity to fund future growth initiatives and shareholder returns;
•expected dividends and other returns to shareholders;
•expected cash flows and future financing options available, including portfolio management;
•expectations regarding the size, timing, conditions and outcome of ongoing and future transactions;
•expected demand for uncommitted capacity on the Keystone Pipeline in the near term and its limited corresponding financial contributions to the Company;
•expected access to and cost of capital;
•expected costs and schedules for planned projects, including projects under construction such as the Blackrod Connection Project, as well as the benefits and timing thereof;
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs;
•expected regulatory processes and outcomes;
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims;
•the expected impact of future legal and accounting changes, including the impacts of tariffs; and
•expected industry, market and economic conditions, including their impact on us and on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different from those implied by forward-looking statements, including because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.
Forward-looking statements are based on a number of different assumptions, predictions or projections and subject to a number of different risks, including the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures and the Spinoff;
•regulatory decisions and outcomes;
•planned and unplanned outages and the use of our pipelines;
•integrity and reliability of our assets;
•anticipated construction costs, schedules and completion dates;
•access to capital markets, including portfolio management;
•expected industry, market and economic conditions, including the impact of these on the Company and on our customers and suppliers;
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•future operating costs being consistent with management's current expectations;
•the Company's ability to maintain current credit ratings;
•prevailing inflation rates, commodity and labour prices;
•prevailing interest, tax and foreign exchange rates; and
•nature and scope of hedging.
Risks and uncertainties
•failure to realize the expected benefits from acquisitions, divestitures and the Spinoff;
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•operating performance of our pipelines and storage assets;
•amount of capacity sold and rates achieved in our business;
•production levels within supply basins;
•construction and completion of capital projects;
•cost and availability of, and inflationary pressures on, labour, equipment and materials;
•availability and market prices of commodities;
•access to capital and insurance markets on competitive terms;
•interest, tax and foreign exchange rates;
•performance and credit risk of our counterparties;
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•our ability to realize the value of tangible assets and contractual recoveries;
•competition in the business in which we operate;
•unexpected or unusual weather;
•acts of civil disobedience;
•cyber security and technological developments;
•sustainability-related risks;
•impact of energy transition on our business ;
•economic conditions in North America as well as globally;
•global health crises, such as pandemics and epidemics, and the impacts related thereto;
•recovery of costs resulting from unexpected pollution or environmental events related to our operations; and
•the other factors discussed under “Risk Management” herein and in the Company’s annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca.
The foregoing lists should not be construed as exhaustive. As actual results could vary significantly from the results implied by forward-looking statements, you should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
Management approved the financial outlooks contained in this MD&A, including 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow and 2025 capital expenditures as of the date of this MD&A. The purpose of these financial outlooks is to inform readers about management’s expectations for the Company's financial and operational results in 2025, and such information may not be appropriate for other purposes.
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Glossary
Below are common abbreviations used within this MD&A:

ACAO	Amended Corrective Action Order
bbl	barrel
bbl/d	barrels per day
C$ or CAD	Canadian dollar
CAO	Corrective Action Order
CER	Canada Energy Regulator
CEO	Chief Executive Officer
CFO	Chief Financial Officer
FERC	Federal Energy Regulatory Commission
Mbbl	thousand barrels
MP-14
Refers to the Milepost 14 pipeline incident in December 2022 involving the release of oil from the Keystone Pipeline into a creek in Washington County, Kansas. Discussed in Recent Developments section.

MP-171	Refers to the Milepost 171 pipeline incident in April 2025 involving the release of oil from the Keystone Pipeline near Fort Ransom, North Dakota. Discussed in Recent Developments section.
PHMSA	Pipeline and Hazardous Materials Safety Administration
TSX	Toronto Stock Exchange
U.S.$ or USD	United States dollar
U.S. GAAP	United States Generally Accepted Accounting Principles
WCSB	Western Canadian Sedimentary Basin
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